    THE INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT AND COMPLETION.


                                                Filed pursuant to Rule 424(b)(5)
                                                Registration No. 333-31249


                   SUBJECT TO COMPLETION, DATED JULY 29, 1997

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 25, 1997

                                  $200,000,000

                                 [LOGO:STAPLES]

                    % SENIOR NOTES DUE                  , 2007

                            ------------------------

     Interest on the Notes is payable on             and             of each
year, commencing             , 1998. The Notes are not redeemable prior to
maturity. The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of Notes".

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                     INITIAL PUBLIC     UNDERWRITING    PROCEEDS TO
                                                    OFFERING PRICE(1)   DISCOUNT(2)    COMPANY(1)(3)
                                                    -----------------   ------------   -------------
Per Note..........................................              %                 %              %
Total.............................................       $                $               $

---------------
(1) Plus accrued interest, if any, from             , 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $        payable by the Company.

                            ------------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC
in New York, New York, on or about             , 1997, against payment therefor
in immediately available funds.

GOLDMAN, SACHS & CO.
                   CHASE SECURITIES INC.
                                       PAINEWEBBER INCORPORATED
                                                              SMITH BARNEY INC.
                            ------------------------

         The date of this Prospectus Supplement is             , 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                  THE COMPANY

     Staples, Inc. ("Staples" or the "Company") pioneered the office products superstore concept and is a leading office products distributor with a total of 669 retail stores located in the United States, Canada, the United Kingdom and Germany as of July 5, 1997, in addition to a direct mail catalog business and contract stationer operations. The Company's executive offices are located at One Research Drive, Westborough, Massachusetts 01581 (telephone: (508) 370-8500). The Company was organized in November 1985.

BUSINESS STRATEGY

     The Company views the office products market as a large diversified market for office supplies and equipment, business machines and computers, and various business services. Although there are no clear demarcations among segments, the Company targets four principal end-user groups: consumers and home offices; small businesses and organizations with fewer than 50 office workers; medium-size businesses and organizations with more than 50 office workers; and large businesses with more than 1,000 office workers. The Company's ability to address all four major end-user groups increases and diversifies its available market opportunities, increases awareness of the Staples name among customers in all four end-user groups (who often shop across distribution channels) and allows the Company to enjoy a number of important economies of scale. These include increased buying power, enhanced efficiencies in distribution and advertising, and improved capacity to leverage certain general and administrative functions.

     The Company's effectiveness in reaching different sectors of the office products market is accomplished through different channels of distribution designed to be convenient to each targeted market sector. Specifically, in-store operations seek to address the retail needs of customers, while the Company's Contract and Commercial division focuses on customers who desire delivery of their office products and other specialized services.

NORTH AMERICAN SUPERSTORES

     Staples' North American retail operations, consisting of 613 stores as of July 5, 1997, are the core business of the Company, generating a substantial majority of its sales and profits. The Company's retail operations focus on serving the needs of customers primarily in the consumer, home office and small business segments of the office products market.

     SUPERSTORES. The Company's North American superstores are located in 32 states, the District of Columbia and nine Canadian provinces in both major metropolitan markets and smaller outlying markets. The Company's current superstore prototype is approximately 24,000 square feet and offers about 8,000 different stock keeping units ("SKUs"). The Company's strategy for its North American superstores focuses on four key objectives: (i) providing superior customer value through a combination of broad product selection, everyday low prices, outstanding customer service and convenient locations; (ii) increasing its presence in targeted markets by adding new superstores and achieving economies of scale in most of the major markets where it competes; (iii) reducing operating costs to the lowest level consistent with providing quality merchandise and service; and (iv) offering a comfortable, easy to shop store environment with skilled sales associates available to assist the customer.

     EXPRESS STORES. In select urban markets, the Company operates a smaller store format, "Staples Express", which offers a more focused assortment of products. These smaller stores give the Company the opportunity to meet the office supply needs of customers in a store format that is efficient and economical in an urban environment. Staples Express stores range from approximately 6,000 to 10,000 square feet in size, and generally stock about 6,000 different SKUs.

CONTRACT AND COMMERCIAL

     The Company's Contract and Commercial division is comprised of two principal operations: the Company's direct mail catalog business, which operates under the name "Staples Direct", and the Company's contract stationer business, which operates under the names "Staples National Advantage" and "Staples Business Advantage".

     STAPLES DIRECT. Launched in 1990, Staples Direct, the Company's direct mail catalog business, has grown rapidly and now reaches all segments of the office products market seeking the convenience of telephone ordering and free next day delivery for orders over $50. Delivery orders are shipped from the Company's delivery distribution centers and are distributed through dedicated delivery hubs. In some markets, the Company also delivers products directly from its retail stores. The Company markets Staples Direct through both direct mail catalogs and a sales force primarily focused on new accounts. The Company recently began catalog operations in Canada, the United Kingdom and Germany.

     STAPLES BUSINESS ADVANTAGE AND STAPLES NATIONAL ADVANTAGE. The Company's contract stationer operations are focused primarily on serving the needs of medium to large size businesses that expect more services than are provided by a traditional retail or mail order business, such as customized pricing, payment terms, usage reporting and the stocking of certain proprietary items. The Company's contract stationer business is divided into two segments. Staples National Advantage, which was established in February 1994 through the acquisition of National Office Supply Company, Inc., is a nationwide contract stationer business which focuses on selling to large multi-regional businesses. Staples Business Advantage focuses on selling to medium and large size regional companies and has the flexibility to handle smaller accounts. The Company initially established this business through acquisitions of regional contract stationers, and more recently has entered certain metropolitan markets through the sales and distribution capabilities of Staples Business Advantage.

INTERNATIONAL

     The Company believes that foreign markets provide additional growth opportunities. In 1991, the Company established its first international joint venture, "Business Depot", in Canada. Business Depot became a wholly-owned subsidiary of the Company in 1994 and is now operated as part of the Company's North American Superstores and the Contract and Commercial divisions. The Company also became a partner in two overseas office products superstore joint ventures operating in the United Kingdom under the name "Staples UK" and in Germany under the name "MAXI-
Papier-Markt-GmbH" ("MAXI-Papier"). In May 1997, the Company increased its ownership interest in the Staples UK operations to 100% and in MAXI-Papier to approximately 93%. As of July 5, 1997, Staples UK operated 40 stores and MAXI-Papier operated 16 stores.

STRATEGIC INITIATIVES

     Over the past several years, the Company has been focusing on numerous strategic priorities, with the objective of enhancing its position as a leading office products supplier:

     PROFITABLY INCREASE RETAIL SALES PER STORE. The Company is devoting significant resources and efforts to profitably increase its retail sales per store. Initiatives in this regard include: expanding product selection across all key product categories; improving sales capabilities related to capital goods (such as copiers, fax machines, computers and furniture); enhancing business services; improving in-stock positions; improving customer service; increasing staffing levels and personnel training; expanding store size; and improving shopability and signage. Another key element of this strategy is the Company's store remodeling program, which the Company expects to be substantially completed by the end of fiscal 1997. This remodeling program incorporates the Company's improved store layout, lighting, signage and the overall shopping environment, and will conform existing stores to the new prototype to the maximum extent practicable.

     CONTINUE RAPID GROWTH IN STAPLES DIRECT. The Company is implementing a number of actions to profitably grow its delivery business. These actions include: broadening the product offerings available for delivery; offering specialized, more focused marketing; expanding the distribution areas of catalogs; increasing the number of direct sales representatives; providing open account invoicing to large accounts; and increasing distribution capacity. The Company believes that Staples Direct's operations are also benefiting from the increased marketing and advertising undertaken in connection with its store sales growth strategy.

     CONTINUE STORE GROWTH AND STRENGTHEN INFRASTRUCTURE. The Company has continued its store growth over the last several years. In fiscal 1997, the Company intends to open approximately 130 stores in North America. The Company's store growth strategy follows a three-pronged approach: continuing the growth of its store network in existing markets; entering smaller markets, within both existing and new geographic areas; and entering major new markets. The Company believes that its centralized distribution strategy facilitates its aggressive store growth by enabling the Company to operate smaller stores than would otherwise be required, thus reducing the cost of both opening and operating new stores, while providing the same or better product selection as a larger, competitive store. To support this commitment, the Company is taking steps to strengthen its infrastructure. A new distribution facility was opened in Hagerstown, Maryland on February 3, 1997. This 840,000 square foot facility was strategically located so that it could effectively handle all product flow types under one roof and receive goods by both truck and rail. Also in February 1997, the Company began construction of a second smaller distribution facility in Killingly, Connecticut and is currently planning to develop up to three additional distribution facilities in North America to consolidate a number of smaller existing facilities.

     IMPROVE PRODUCTIVITY. The Company is maintaining its historical focus on being a low cost operator and believes that it has significant opportunities to reduce costs as a percentage of sales. The Company believes that its future expansion will enable it to leverage certain fixed costs in store operations, marketing, distribution and administration. The Company also expects to enhance productivity through improvements in operating practices. Recently, the Company formed an industrial engineering group whose goal is to reduce store operating costs through improved store operating practices. The Company continually evaluates the productivity of its retail space and will change assortments, layouts and adjacencies as appropriate. The Contract and Commercial division will also seek to improve the efficiency and productivity of its distribution network.

     IMPROVE CUSTOMER SERVICE. The Company has increased staffing levels in stores and delivery operations and made other investments to provide better customer service. Starting in 1995, the Company initiated a corporate-wide CARE program designed to empower associates to exceed customer expectations for service by providing "great service, every day, every way". The Company has also expanded its "mystery shopper program" in which outside representatives evaluate customer service multiple times per year per store and has tied a portion of incentive compensation to achievement of customer satisfaction goals.

RECENT DEVELOPMENTS

     On July 2, 1997, the Company announced that it had terminated its Agreement and Plan of Merger with Office Depot, Inc.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Company's   % Senior Notes due
          , 2007 (the "Notes") will be used for repayment of indebtedness under the Company's revolving credit agreement and for general working capital purposes, including the financing of new store openings, distribution facilities and corporate offices. See "The Company -- Strategic Initiatives -- Continue Store Growth and Strengthen Infrastructure".

     The amount outstanding under the Company's revolving credit agreement as of July 5, 1997 was $115,000,000. The interest rate on this outstanding indebtedness was 6.14% per annum as of July 5, 1997, which rate is subject to change over time. The funds borrowed by the Company under its revolving credit agreement were used to finance new store openings (including pre-opening expenses and the costs of inventory and capital equipment), to finance the Company's store remodeling program and for other general corporate purposes. The Company may borrow additional amounts under its revolving credit agreement in the future.

     The Company may also use a portion of the net proceeds to take advantage of future acquisition opportunities. While the Company from time to time explores various acquisition opportunities, the Company currently has no specific plans or commitments for any material acquisition.

     To the extent the net proceeds are not used immediately for the above-purposes, such funds will be invested in short- or medium-term, investment grade securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated:

                                                                                      THREE MONTHS
                                    FISCAL YEAR ENDED                                     ENDED
        --------------------------------------------------------------------------    ------------
        JANUARY 30,    JANUARY 29,     JANUARY 28,     FEBRUARY 3,     FEBRUARY 1,       MAY 3,
           1993           1994            1995            1996            1997            1997
        -----------    -----------     -----------     -----------     -----------      -------
           2.72           2.37            2.85            2.91            2.83           1.73(1)

---------------
(1) Results of operations include expenses related to the proposed merger with Office Depot, Inc., which has been terminated, resulting in lower net income and, therefore, a lower ratio of earnings to fixed charges.

     The ratios of earnings to fixed charges were computed by dividing (i) the sum of (a) net income, including equity in loss of affiliates, before deducting extraordinary items and the provision for income taxes and (b) fixed charges (excluding capitalized interest), by (ii) total fixed charges. Fixed charges (including capitalized interest) consist of interest on debt, including amortization of debenture costs, and the interest component of rent expense, which is estimated by management.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company on a consolidated basis as of May 3, 1997, and as adjusted to give effect to the sale by the Company of the Notes offered hereby and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds."

                                                                          AS OF MAY 3, 1997
                                                                      --------------------------
                                                                                    AS ADJUSTED
                                                                        ACTUAL      FOR OFFERING
                                                                        ------      ------------
                                                                        (DOLLARS IN THOUSANDS)
Current portion of long-term debt..................................   $    6,276     $     6,276
                                                                      ==========     ===========
  % Senior Notes due           , 2007..............................           --     $   200,000
4 1/2% Convertible Subordinated Debentures due October 1, 2000.....   $  300,000         300,000
Other long-term debt, less current portion.........................      156,576          33,576
Other long-term obligations........................................       34,295          34,295
                                                                      ----------     -----------
  Total long-term obligations......................................      490,871         567,871
Stockholders' equity:
  Preferred Stock, $.01 par value, 5,000,000 shares authorized;
     none issued...................................................           --              --
  Common Stock, $.0006 par value, 500,000,000 shares authorized;
     162,618,125 shares issued.....................................           99              99
  Additional paid-in capital.......................................      512,363         512,363
  Cumulative foreign currency translation adjustments..............       (2,921)         (2,921)
  Unrealized loss on short-term investments, net of tax............           (7)             (7)
  Retained earnings................................................      261,589         261,589
  Less: 39,433 shares of treasury stock, at cost...................         (346)           (346)
                                                                      ----------     -----------
     Total stockholders' equity....................................      770,777         770,777
                                                                      ----------     -----------
Total capitalization...............................................   $1,261,648     $ 1,338,648
                                                                      ==========     ===========

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table presents selected consolidated financial information and other operating data. The selected consolidated financial information in the table are derived from the Company's audited financial statements as of and for each of the five fiscal years ended February 1, 1997 and from the Company's unaudited financial statements as of and for the three months ended May 3, 1997 and May 4, 1996. In the opinion of management, the unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for such periods. The results of operations for the three months ended May 3, 1997 are not necessarily indicative of the results to be expected for the full fiscal year or for any future period. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth herein and the Consolidated Financial Statements and the related Notes incorporated herein by reference.

                                                 FISCAL YEAR ENDED(1)                               THREE MONTHS ENDED
                            -------------------------------------------------------------------   -----------------------
                            FEBRUARY 1,   FEBRUARY 3,   JANUARY 28,   JANUARY 29,   JANUARY 30,
                               1997          1996         1995(2)       1994(3)       1993(4)       MAY 3,       MAY 4,
                             (52 WEEKS)    (53 WEEKS)    (52 WEEKS)   (52 WEEKS)     (52 WEEKS)    1997(5)        1996
                            -----------   -----------   -----------   -----------   -----------   ----------   ----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
STATEMENTS OF INCOME DATA:
Sales.....................  $3,967,665    $3,068,061    $2,000,149    $1,308,634    $1,041,636    $1,154,994   $  916,800
Costs of goods sold and
  occupancy costs.........   3,023,279     2,366,183     1,534,360     1,013,010       807,167       886,239      708,227
Gross profit..............     944,386       701,878       465,789       295,624       234,469       268,755      208,573
Operating expenses(6).....     740,385       554,065       384,062       257,939       197,012       224,240      179,674
Operating income..........     204,001       147,813        81,727        37,685        37,457        44,515       28,899
Interest expense, net.....      20,064        15,924         8,389         4,853         4,849         4,219        4,028
Income taxes..............      66,621        46,140        23,965        12,900        12,900         5,375        8,145
Net income................     106,420        73,705        39,940        19,452        18,318         8,406       13,012
Earnings per common
  share...................  $     0.64    $    0.46     $    0.28     $    0.14     $    0.14     $     0.05   $     0.08
Dividends.................          --            --            --            --            --            --           --
SELECTED OPERATING DATA
  (AT PERIOD END):
Stores open...............         557           443           350           230           174           599          473
BALANCE SHEET DATA:
Working capital...........  $  548,793    $  504,330    $  289,395    $  214,326    $  234,686    $  607,420   $  515,855
Total assets..............   1,787,752     1,402,775     1,008,454       650,756       545,207     1,889,310    1,506,316
Total long-term debt, less
  current portion.........     391,342       343,647       249,387       123,592       121,353       456,576      358,825
Stockholders' equity......     761,686       611,416       384,990       287,207       256,321       770,777      630,480
OTHER DATA:
Ratio of earnings to fixed
  charges.................        2.83          2.91          2.85          2.37          2.72          1.73         1.95
Long-term debt as percent
  of total capital........          36%           38%           42%           33%           35%           39%          38%
Depreciation and
  amortization............  $   55,948    $   43,551    $   28,683    $   22,615    $   16,879    $   18,889   $   18,846
Capital expenditures(7)...  $  199,614    $  116,295    $   64,663    $   56,348    $   31,444    $   36,174   $   37,052

---------------
(1) On February 23, 1994 and March 7, 1994, the Company acquired National Office Supply Company, Inc. ("National") and Spectrum Office Products, Inc. ("Spectrum"), respectively. These transactions have been accounted for using the pooling of interests method. As a result, the financial information shown above has been restated to include the accounts and results of operations of National and Spectrum for all periods presented. Also, earnings per share data have been restated to give retroactive effect to the three-for-two splits of the Company's common stock effected in March 1996, July 1995, October 1994, and December 1993.

(2) Results of operations for this period include a $2,150,000 charge relating to professional fees incurred for contract stationer acquisitions and a $1,149,000 gain on the sale of the Company's investment in a contract stationer. The net of these items had the effect of reducing net income per share by $0.01.

(3) Results of operations for this period include a $7,600,000 charge relating to the revision of the Company's computer merchandise strategy, a $4,771,000 charge relating to nonrecurring merger expenses resulting from the acquisitions of National and Spectrum, and a gain of $8,430,000 resulting from the sale of the Company's investment in a contract stationer. The net of these items had the effect of reducing net income per share by $0.02.

(4) Results of operations include expenses related to the Company's merger with Office Mart Holdings, Inc. (primarily consulting, legal, and accounting fees) of $1,200,000, which had the effect of reducing net income per share by $0.01.

(5) Results of operations include expenses (primarily legal, accounting, transaction related costs, and consulting fees) related to the proposed merger with Office Depot, Inc., which has been terminated, of $20,562,000, which had the effect of reducing net income per share by $0.07. See "The Company -- Recent Developments."

(6) Operating expenses includes operating and selling, pre-opening, general and administrative, and amortization of goodwill expenses.

(7) Consists of acquisition of property and equipment.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     This Prospectus Supplement, the accompanying Prospectus and the information incorporated therein by reference contain certain forward looking statements which are subject to various risks and uncertainties. Many factors could cause the Company's actual results to differ materially from such forward looking statements, including, but not limited to the number of new store openings, the extent to which new stores "cannibalize" sales of existing stores, the mix of products sold, pricing actions of competitors, the level of advertising and promotional expenses, seasonality, and one-time charges associated with acquisitions or other events.

     The following discussion and analysis should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 1997 and the Company's Annual Report on Form 10-K for the year ended February 1, 1997, each of which is incorporated by reference in the accompanying Prospectus.

COMPARISON OF THREE MONTHS ENDED MAY 3, 1997 AND MAY 4, 1996

  SALES

     Sales increased 26% to $1,154,994,000 in the quarter ended May 3, 1997 from $916,800,000 in the quarter ended May 4, 1996. This growth is attributable to an increase in the number of open stores, increased sales in existing stores and increased sales in the delivery and contract stationer segments. Comparable store and delivery hub sales for the quarter ended May 3, 1997 increased 9% over the quarter ended May 4, 1996; comparable sales in the contract stationer segment increased 13% for the quarter ended May 3, 1997 versus the quarter ended May 4, 1996. The Company had 599 stores open as of May 3, 1997 compared to 473 stores as of May 4, 1996 and 557 stores open as of February 1, 1997.

  GROSS PROFIT

     Gross profit as a percentage of sales was 23.3% for the three months ended May 3, 1997 as compared to 22.8% for the same period in the prior year. The increase in gross profit rate for the three months ended May 3, 1997 was primarily due to the leveraging of fixed occupancy and distribution center costs over a larger sales base, improved margins in the delivery business segment as well as lower product costs from vendors as a result of increased purchase discounts. This was partially offset by decreases in the merchandise margin rates in the retail store segment, due to price reductions as well as an increase in the sales of computer hardware (CPU's and laptops), which generate a lower margin rate than other categories, from 8.3% of sales for the three months ended May 4, 1996 to 8.4% of sales for the three months ended May 3, 1997.

  OPERATING AND SELLING EXPENSES

     Operating and selling expenses, which consist of payroll, advertising and other store operating costs, were 16.0% of sales for both the three months ended May 3, 1997 and the three months ended May 4, 1996. Increases as a percentage of sales for the quarter ended May 3, 1997 in advertising, in store labor and in costs incurred for the Company's store remodeling program, in which significant investments have been made in store layouts and signing to improve shopability and enhance customer service, were offset by increased leveraging of fixed store payroll expenses and other fixed store operating costs as store sales have increased.

     While most store expenses vary proportionately with sales, there is a fixed cost component. Because new stores typically generate lower sales than the Company average, the fixed cost component results in higher store operating and selling expenses as a percentage of sales in these stores during their start-up period. During periods when new store openings as a percentage of the base are higher, store operating and selling expenses as a percentage of sales may increase. In addition, as the store base matures, the fixed cost component of operating expenses is leveraged over an increased level of sales, resulting in a decrease in store operating and selling expenses as a percentage of sales. The Company's strategy of continuing to add stores to many existing markets can result in some new stores attracting sales away from existing stores.

  PRE-OPENING EXPENSES

     Pre-opening expenses relating to new store openings, which consist primarily of salaries, supplies, marketing and occupancy costs, are expensed by the Company as incurred and therefore fluctuate from period to period depending on the timing and number of new store openings. Pre-opening expenses averaged $67,000 per store for the three months ended May 3, 1997 as compared to $60,000 per store for the same period in the prior year. The increase is due primarily to increased marketing expenses as well as higher costs incurred in the initial shipment of product from the distribution centers to new stores.

  GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses for the three months ended May 3, 1997 decreased as a percentage of sales to 3.1% as compared to 3.3% for the same period in the prior year. This decrease was primarily due to the Company's ability to increase sales without proportionately increasing overhead expenses in its core retail business. This was partially offset by investments in the Company's information systems staffing and infrastructure, which the Company believes will reduce costs as a percentage of sales in future years.

  INTEREST AND OTHER EXPENSE, NET

     Net interest and other expense for the three months ended May 3, 1997 was $4,219,000 as compared to $4,028,000 for the same period in the prior year. The interest expense relates primarily to borrowings which funded the increase in store inventories related to new store openings, expanded product assortment, and improvements in in-stock levels; the acquisition of fixed assets for new stores opened and remodeled; and continued investments in the information systems and distribution center infrastructure.

  MERGER-RELATED COSTS

     The Company charged to expense in the quarter ended May 3, 1997 certain nonrecurring costs consisting primarily of legal, accounting, transaction related costs, such as filing fees, and consulting fees incurred in connection with the proposed merger with Office Depot, Inc. As a result of the termination of the proposed merger on July 2, 1997, the Company expects to charge to expense in the quarter ending August 2, 1997 all remaining merger-related costs.

  EQUITY IN LOSS OF AFFILIATES

     Equity in loss of affiliates is comprised of the Company's share of the losses incurred by Business Depot (before the Company's acquisition in August, 1995 of the remaining 58% of the outstanding shares it did not already own), MAXI-Papier, and Staples UK. The Company's investments in MAXI-Papier and Staples UK are accounted for using the equity method; Business Depot was accounted for under the equity method until August 26, 1994. The Company's equity in loss of affiliates increased to $5,953,000 for the three months ended May 3, 1997 as compared to $3,714,000 for the same period in the prior year. The increase is primarily due to the increase in the number of open stores from 47 as of May 4, 1996 to 56 as of May 3, 1997. The initial investments in overhead, labor and advertising, combined with the fact that new stores typically generate lower sales than mature stores, cause new stores to be unprofitable initially. On May 6, 1997 and May 7, 1997, the Company acquired from Kingfisher PLC its interests in the two European joint ventures,

Staples UK and MAXI-Papier, respectively. As a result of the acquisition, the Company's ownership interest of Staples UK increased to 100% and its ownership of MAXI-Papier increased to approximately 93%. The transactions are being accounted for as purchases and the consolidated results of these entities will be reflected in the Company's financial statements in the second quarter of fiscal 1997. As of May 3, 1997, Staples UK and MAXI-Papier operated 40 and 16 stores, respectively. There can be no assurance that the Company's international operations will become profitable.

COMPARISON OF FISCAL YEARS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 28, 1995

  GENERAL

     The fiscal years ended February 1, 1997 and January 28, 1995 consisted of 52 weeks, while the fiscal year ended February 3, 1996 consisted of 53 weeks.

  SALES

     Sales increased 29% to $3,967,665,000 in the fiscal year ended February 1, 1997 from $3,068,061,000 in the fiscal year ended February 3, 1996; excluding the additional week in the fiscal year ended February 3, 1996, sales increased 32%. Sales increased 53% in the fiscal year ended February 3, 1996 from sales of $2,000,149,000 in the fiscal year ended January 28, 1995; 3% of the increase resulted from the additional week in the year ended February 3, 1996. The growth in each year was attributable to an increase in the number of open stores, increased sales in existing stores and increased sales in the delivery and contract stationer segments. Comparable store and delivery hub sales for the fiscal year ended February 1, 1997 increased 14% over the fiscal year ended February 3, 1996; comparable sales in the contract stationer segment increased 17% over the year ended February 3, 1996. Comparable store and delivery hub sales for the year ended February 3, 1996 increased 20% over the year ended January 28, 1995; comparable sales in the contract stationer segment increased 35% over the year ended January 28, 1995. As of February 1, 1997, February 3, 1996, and January 28, 1995, the Company had 557, 443, and 350 open stores, respectively.

  GROSS PROFIT

     Gross profit as a percentage of sales was 23.8%, 22.9%, and 23.3% of sales for the fiscal years ended February 1, 1997, February 3, 1996 and January 28, 1995, respectively. The increase in gross profit for the year ended February 1, 1997 was primarily due to the leveraging of fixed distribution center costs over a larger sales base, improved margins in the delivery business segment as well as lower product costs from vendors as a result of increased purchase discounts. This was partially offset by decreases in the merchandise margin rates in the retail segment, as sales of computer hardware (CPU's and laptops), which generate a lower margin rate than other categories, increased to 7.7% of total sales for the year ended February 1, 1997 versus 7.5% in the prior year. The decrease in gross profit rate for the year ended February 3, 1996 from the year ended January 28, 1995 primarily resulted from a change in product mix as a result of increased volumes in lower margin items such as computers. This decrease was partially offset by purchasing efficiencies gained through enhanced vendor volume rebate programs and the leveraging of fixed occupancy and distribution costs over a greater sales base.

  OPERATING AND SELLING EXPENSES

     Operating and selling expenses were 15.0%, 14.5%, and 15.4% of sales for the fiscal years ended February 1, 1997, February 3, 1996, and January 28, 1995, respectively. The increase as a percentage of sales for the year ended February 1, 1997 was primarily due to increased advertising as well as increases in store labor and costs incurred for the Company's store remodeling program. The decrease as a percentage of sales for the year ended February 3, 1996 from the year ended

January 28, 1995 was primarily due to the leveraging of store payroll and fixed store operating expenses over a larger sales base.

  PRE-OPENING EXPENSES

     Pre-opening expenses averaged $72,000, $58,000, and $56,000 per store for the stores opened in the years ended February 1, 1997, February 3, 1996, and January 28, 1995, respectively. The increase is due primarily to increased marketing expenses as well as higher costs incurred in the initial shipment of product from the distribution centers to new stores.

  GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses as a percentage of sales were 3.4%, 3.3%, and 3.5% in the years ended February 1, 1997, February 3, 1996, and January 28, 1995, respectively. The increase as a percentage of sales for the year ended February 1, 1997 is primarily due to significant investments in the Company's information systems staffing and infrastructure, which the Company believes will reduce costs as a percentage of sales in future years. The decrease as a percentage of sales for the year ended February 3, 1996 from the year ended January 28, 1995 was primarily due to the Company's ability to increase sales without proportionately increasing overhead expenses in its core retail business.

  INTEREST EXPENSE, NET

     Net interest expense totaled $20,064,000, $15,924,000, and $8,389,000 in the fiscal years ended February 1, 1997, February 3, 1996, and January 28, 1995, respectively. The increase in the years ended February 1, 1997 and February 3, 1996 was primarily due to increased borrowings which funded the increase in store inventories related to new store openings, expanded product assortment, and improvements in in-stock levels; the acquisition of fixed assets for new stores opened and remodeled; continued investments in the information systems and distribution center infrastructure; and additional investments in international operations.

  OTHER INCOME

     Other income primarily relates to fees charged for administrative services performed by the Company for its international affiliates, which included Business Depot, Staples UK, and MAXI-Papier. This income totaled $177,000, $109,000, and $2,736,000, in the years ended February 1, 1997, February 3, 1996, and January 28, 1995, respectively. The decrease in the years ended February 1, 1997 and February 3, 1996 was primarily due to the consolidation of Business Depot subsequent to August 26, 1994 which resulted in the elimination of this income in the Company's consolidated results, as well as a contractual reduction in the fees charged by the Company as the affiliates perform more of their own administrative functions.

  EQUITY IN LOSS OF AFFILIATES

     Equity in loss of affiliates totaled $11,073,000, $12,153,000, and $11,168,000, in the years ended February 1, 1997, February 3, 1996, and January 28, 1995, respectively. The decrease in the equity loss of affiliates for the year ended February 1, 1997 was due primarily to a store closure charge recorded by MAXI-Papier during the year ended February 3, 1996 of which the Company's equity share was approximately $2,500,000. This was offset in the year ended February 1, 1997 by increased losses generated by Staples UK, the Company's joint venture in England. The increase in the equity in loss for the year ended February 3, 1996 from the year ended January 28, 1995 was primarily due to the increase in the number of new stores opened by the affiliates as well as the store closure charge recorded by MAXI-Papier during the year ended February 3, 1996. The initial investments in overhead, labor and advertising, combined with the fact that the new stores typically generate lower sales than mature stores, cause these stores to be unprofitable initially. There can be no assurance that the Company's international operations will become profitable.

  INCOME TAXES

     The provision for income taxes as a percentage of pre-tax income was 38.5% for the fiscal years ended February 1, 1997 and February 3, 1996, as compared to 37.5% for the fiscal year ended January 28, 1995. The increase in rate in the years ended February 1, 1997 and February 3, 1996 was principally due to a decrease in federal targeted jobs credits resulting from the expiration of the federal targeted jobs tax credit program on December 31, 1994.

LIQUIDITY AND CAPITAL RESOURCES

     During the three months ended May 3, 1997, cash and cash equivalents increased by $68,652,000. The principal sources of cash consisted of cash provided by financing activities of $67,879,000 which primarily represents an increase in the borrowings under the existing revolving credit and term loan facility and cash provided by operations of $38,933,000. The borrowings were primarily in anticipation of the acquisition of Staples UK and MAXI-Papier for $57,000,000 on May 6 and 7, 1997, respectively. The cash provided by operations primarily represents increases in accounts payable and accrued expenses of $29,786,000 which financed the increase in merchandise inventory related to new store openings and expanded product assortments. This was partially offset by cash used in investing activities of $37,087,000, which includes capital expenditures of $36,174,000 primarily incurred in connection with the opening of 43 new stores.

     The Company opened 43 stores and closed one store in North America during the three months ended May 3, 1997, and expects to open approximately 90 additional stores in the last three quarters of fiscal 1997. Management estimates that the Company's cash requirements, including pre-opening expenses, leasehold improvements and fixtures (net of store inventory financed under vendor trade terms), will be approximately $1,400,000 for each new store (excluding the cost of any acquisitions of lease rights). Accordingly, the Company expects to use in excess of $126,000,000 for store openings during this period. In addition, the Company plans to continue to make investments in information systems, distribution centers and store remodels to improve operational efficiencies and customer service, and may expend additional funds to acquire businesses or lease rights from tenants occupying retail space that is suitable for a Staples store. See "The Company -- Strategic
Initiatives -- Continue Store Growth and Strengthen Infrastructure". The Company expects to meet these cash requirements through a combination of operating cash flow, borrowings from its existing revolving line of credit and the proceeds from this offering.

     The Company maintains a five-year revolving credit facility, effective through July 2001, with a syndicate of banks which provides up to $350,000,000 of borrowings. This agreement, among other conditions, contains certain restrictive covenants including net worth maintenance, minimum interest coverage and limitations on indebtedness, sales of assets, and dividends. As of May 3, 1997, borrowings pursuant to the revolving credit facility totaled $123,000,000. Total cash, short-term investments and available revolving credit amounts totaled $429,000,000 as of May 3, 1997.

     The Company expects that its current cash and cash equivalents, funds available under its revolving credit and term loan facility and the proceeds from this offering will be sufficient to fund its planned store openings and other recurring operational cash needs for the next 12 to 18 months. The Company is continually evaluating financing possibilities, and, in addition to the offering contemplated hereby, it may seek to raise additional funds through any one or a combination of public or private debt or equity-related offerings, depending upon market conditions, or through additional commercial bank debt arrangements.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus.

GENERAL

     The Notes will be limited to $200,000,000 aggregate principal amount, will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.
The Notes will mature on           , 2007. Notes will bear interest at the rate
per annum shown on the front cover of this Prospectus Supplement, payable
semi-annually on           and           of each year (each an "Interest Payment
Date") commencing           , 1998 to the person in whose name the Note (or any
predecessor Note) is registered at the close of business on the preceding
          or                          , as the case may be. The Notes will not
be redeemable by the Company prior to their stated maturity and will not be entitled to the benefit of a sinking fund.

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of global notes (the "Global Notes"). The Global Notes will be deposited with, or on behalf of the Depository, and registered in the name of the Depository or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Note may be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such Nominee to a successor of such Depository or a nominee of such successor.

     The Depository has advised the Company as follows: The Depository is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depository was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depository are on file with the Securities and Exchange Commission.

     A further description of the Depository's procedures with respect to Global Notes is set forth in the Prospectus under "Description of Debt
Securities -- Global Securities".

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                        PRINCIPAL
                                                                         AMOUNT
                                 UNDERWRITER                            OF NOTES
                                 -----------                           ------------
        Goldman, Sachs & Co..........................................  $
        Chase Securities Inc.........................................
        PaineWebber Incorporated.....................................
        Smith Barney Inc.............................................
                                                                       ------------
             Total...................................................  $200,000,000
                                                                       ============

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of   % of the principal amount of the Notes. The Underwriters
may allow, and such dealers may reallow, a concession not to exceed   % of the
principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Certain of the Underwriters and/or their affiliates have engaged from time to time, and may in the future engage, in investment banking and general financing and banking transactions with the Company and its affiliates. The Chase Manhattan Bank, the Trustee, is an affiliate of Chase Securities Inc., and is a lender to the Company and will receive a portion of the proceeds of the offering that will be used by the Company to repay outstanding indebtedness. See "Use of Proceeds". Because it is anticipated that more than 10% of the net proceeds of the offering, not including underwriting compensation, may be paid to lenders who are affiliates of members of the National Association of Securities Dealers, Inc. ("NASD") who are participating in the offering, the offering is being conducted pursuant to Rule 2710(c)(8) of the NASD Conduct Rules.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 $500,000,000

                                [LOGO:STAPLES]

                                DEBT SECURITIES


                            ------------------------


     Staples, Inc. (the "Company") may from time to time offer its unsecured debt securities consisting of debentures, notes or other unsecured evidences of indebtedness (the "Debt Securities") in one or more series and in amounts, at prices and on terms to be determined at the time of the offering. Such Debt Securities may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities"). The principal amount of the Debt Securities offered hereby will not exceed U.S. $500,000,000 or its equivalent in any other currency, currency unit or composite currency determined at the applicable exchange rate at the time of sale.

     The accompanying Prospectus Supplement (the "Prospectus Supplement") sets forth, where applicable, the designation or title of such Debt Securities, the maturity of such Debt Securities, the aggregate principal amount, premium (if any), the rate or rates of interest (which may be fixed or variable) or the method of calculation, and the date or dates and place or places of payment thereof, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities will be denominated (if other than U.S. dollars), any terms of subordination, the form of such Debt Securities (which may be in registered or global form) and the initial public offering price, the purchase price and net proceeds to the Company. The Prospectus Supplement also sets forth information, as applicable, concerning certain material United States Federal income tax considerations relating to the particular Debt Securities offered thereby.

     The Company may sell Debt Securities to or through underwriters, and may also sell Debt Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by such underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution."

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS JULY 25, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, Suite 1300, New York, New York 10048; and copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed through the Commission's electronic data gathering, analysis and retrieval system ("EDGAR") via electronic means, including the Commission's web site on the Internet (http://www.sec.gov). The Company's Common Stock is listed on the Nasdaq National Market and reports, proxy and information statements and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1801 K Street, N.W., 8th Floor, Washington, D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Debt Securities. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, which have been filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended February 1, 1997;

          (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 1997; and

          (c) The Company's Current Reports on Form 8-K dated May 27, 1997, June 26, 1997 and July 2, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of any such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any Prospectus Supplement shall be deemed to be modified by or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     A copy of any document or part thereof incorporated by reference in the registration statement of which this Prospectus constitutes a part (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates) shall be provided without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request made to the Company at One Research Drive, Westborough, Massachusetts 01581, Attention: General Counsel and Secretary, (508) 370-8500.

                                  THE COMPANY

     The Company pioneered the office products superstore concept and is a leading office products distributor with a total of 669 retail stores located in the United States, Canada, the United Kingdom and Germany as of July 5, 1997, in addition to a direct mail catalog business and contract stationer operations. The Company's executive offices are located at One Research Drive, Westborough, Massachusetts 01581 (telephone: (508) 370-8500). The Company was organized in November 1985.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Debt Securities will be used as set forth in a Prospectus Supplement relating to such Debt Securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated:

                                                                           THREE MONTHS
                           FISCAL YEAR ENDED                                  ENDED
-----------------------------------------------------------------------    ------------
JANUARY 30,    JANUARY 29,    JANUARY 28,    FEBRUARY 3,    FEBRUARY 1,       MAY 3,
   1993           1994           1995           1996           1997            1997
-----------    -----------    -----------    -----------    -----------       ------
    2.72           2.37           2.85           2.91           2.83          1.73(1)

---------------

(1) Results of operations include expenses related to the proposed merger with Office Depot, Inc., which has been terminated, resulting in lower net income and, therefore, a lower ratio of earnings to fixed charges.

     The ratios of earnings to fixed charges were computed by dividing (i) the sum of (a) net income, including equity in loss of affiliates, before deducting extraordinary items and the provision for income taxes and (b) fixed charges (excluding capitalized interest), by (ii) total fixed charges. Fixed charges (including capitalized interest) consist of interest on debt, including amortization of debenture costs, and the interest component of rent expense, which is estimated by management.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may not apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Senior Debt Securities are to be issued under an Indenture (the "Senior Indenture") to be entered into between the Company and The Chase Manhattan Bank, as trustee (the "Senior Trustee"). The Subordinated Debt Securities are to be issued under a separate Indenture (the "Subordinated Indenture)" to be entered into between the Company and The Chase Manhattan Bank, as trustee (the "Subordinated Trustee"). A copy of the form of each such Indenture has been filed as an exhibit to the Registration Statement. The Senior Indenture and the Subordinated Indenture are sometimes referred to herein collectively as the "Indentures" and the Senior Trustee and the Subordinated Trustee are sometimes referred to herein collectively as the "Trustees." The following summaries of certain provisions of the Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures, including the definitions therein of certain terms. Wherever particular Sections, Articles or defined terms of the Indentures are referred to, it is intended that such Sections, Articles or defined terms shall be incorporated herein by reference. Article and Section references used herein are references to the Indentures. Capitalized terms not otherwise defined herein shall have the respective meanings given to them in the Indentures.

GENERAL

     The Debt Securities will be unsecured obligations of the Company and, with respect to Senior Debt Securities, unless otherwise provided in the Prospectus Supplement relating to such Debt Securities, will rank on a parity with all other unsecured and unsubordinated debt of the Company.

     The Indentures do not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series. Reference is made to the Prospectus Supplement relating to the particular Debt Securities offered thereby (the "Offered Debt Securities") which shall set forth the following terms, as applicable, of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the price (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (4) the Person to whom any interest on the Offered Debt Securities will be payable, if other than the Person in whose name such Offered Debt Securities (or one or more predecessor Securities) are registered on any Regular Record Date; (5) the date or dates on which the principal of the Offered Debt Securities will be payable; (6) the rate or rates per annum (which may be fixed, floating or adjustable) at which the Offered Debt Securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, the date or dates from which such interest will accrue and the dates on which such interest, if any, will be payable and the Regular Record Dates for such interest payment dates; (7) the place or places where principal of (and premium, if any) and interest, if any, on Offered Debt Securities will be payable; (8) if applicable, the price at which, the periods within which and the terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company, pursuant to a sinking fund or otherwise;
(9) if applicable, any obligation of the Company to redeem or purchase Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will be redeemed or purchased, in whole or in part; (10) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities will be issuable; (11) the currency or currencies, including composite currencies or currency units, in which payment of the principal of (or premium, if any) or interest, if any, on any of the Offered Debt Securities will be payable if other than the currency of the United States of America; (12) if the amount of payments of principal of (or premium, if any) or interest, if any, on the Offered Debt Securities may be determined with reference to one or more indices, the manner in which such amounts will be determined; (13) if the principal of (or premium, if any) or interest, if any, on any of the Offered Debt Securities of the series is to be payable, at the election of the Company or a Holder thereof, in one or more currencies, including composite currencies, or currency units other than that or those in which the Securities are stated to be payable, the currency, currencies, including composite currencies, or currency units in which payment of the principal of (or premium, if any) or interest, if any, on Securities of such series as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made; (14) the portion of the principal amount of the Offered Debt Securities, if other than the entire principal amount thereof, payable upon acceleration of maturity thereof; (15) whether all or any part of the Offered Debt Securities will be issued in the form of a permanent Global Security or Securities, as described under "Global Securities", and, if so, the depositary for, and other terms relating to, such permanent Global Security or Securities;
(16) any event or events of default applicable with respect to the Offered Debt Securities in addition to those provided in the Indenture and any event or events of default contained in the Indenture which will not be applicable with respect to the Offered Debt Securities; (17) any other covenant or warranty included for the benefit of the Offered Debt Securities in addition to (and not inconsistent with) those included in the Indenture for the benefit of Debt Securities of all series, or any other covenant or warranty included for the benefit of the Offered Debt Securities in lieu of any covenant or warranty included in the Indenture for the benefit of Offered Debt Securities, or any combination of such covenants, warranties or provisions; (18) any restriction or condition on the transferability of the Offered Debt Securities; (19) if applicable, that such Offered Debt Securities, in whole or any specified part, are not defeasible pursuant to the provisions of the Indenture described under "Defeasance and Covenant Defeasance"; (20) any authenticating or paying agents, registrars, conversion agents or any other agents with respect to the Offered Debt Securities; and (21) any other specific terms or provisions of the Offered Debt Securities not inconsistent with the Indenture. (Section 301)

     Debt Securities may be issued under the Indentures as Original Issue Discount Debt Securities to be offered and sold at a substantial discount below their stated principal amount. Special Federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Debt Security" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof upon the occurrence and continuance of an Event of Default. (Section 101)

     If the Debt Securities are denominated in whole or in part in any currency other than United States dollars, if the principal of (and premium, if any) or interest, if any, on the Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies other than that in which such Debt Securities are to be payable, or if any index is used to determine the amount of payments of principal of, premium, if any, or interest on any series of the Debt Securities, special Federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto.

     Except as described under "Restrictions on Merger and Sale of Assets; Subsidiary Guarantees", the Indentures do not contain any provisions that would provide protection to Holders of the Debt Securities against a sudden and dramatic decline in credit quality of the Company resulting from any takeover, recapitalization or similar restructuring or from other highly leveraged transactions.

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

     At the option of the Holder, subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustees as Security Registrars. Any transfer agent (in addition to the Security Registrar) initially designated by the Company for any Securities will be named in the applicable Prospectus Supplement. (Section 305) The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002)

     If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305)

COVENANTS

     Unless otherwise set forth in the applicable Prospectus Supplement, the following covenants are only applicable to the Senior Debt Securities.

  Limitation on Liens

     The Senior Indenture provides that the Company may not, and may not permit any Principal Subsidiary to, create or suffer to exist any Lien to secure any Indebtedness of the Company or any Subsidiary upon any Principal Property, or upon shares of capital stock or evidences of Indebtedness issued by any Principal Subsidiary and owned by the Company or any Principal Subsidiary (whether such Principal Property, shares or evidences of indebtedness were owned as of the date of the Senior Indenture or thereafter acquired), without making, or causing such Principal Subsidiary to make, effective provision to secure all of the Senior Debt Securities issued under the Senior Indenture from time to time Outstanding by such Lien, equally and ratably with any and all other Indebtedness thereby secured, so long as such Indebtedness is so secured, unless, after giving effect thereto, the sum of (A) the principal amount of Indebtedness secured by all Liens incurred after the date of the Senior Indenture and otherwise prohibited by the Senior Indenture and (B) the Attributable Value of all Sale and Leaseback Transactions entered into after the date of the Senior Indenture and otherwise prohibited by the Senior Indenture does not exceed 10% of Consolidated Net Tangible Assets of the Company. The foregoing restrictions shall not apply to Indebtedness secured by Liens existing on the date of the Senior Indenture or to: (i) Liens on any property existing at the time of the acquisition thereof; (ii) Liens on property of a corporation existing at the time such corporation is merged into, consolidated with or acquired by the Company or a Principal Subsidiary or at the time of a sale, lease or other disposition of the properties of such corporation (or a division thereof) as an entirety or substantially as an entirety to the Company or a Principal Subsidiary, provided that such Lien as a result of such merger, consolidation, acquisition, sale, lease or other disposition is not extended to property owned by the Company or such Principal Subsidiary immediately prior thereto; (iii) Liens on property of a corporation existing at the time such corporation becomes a Principal Subsidiary; (iv) Liens securing Indebtedness of a Principal Subsidiary to the Company or to another Principal Subsidiary; (v) Liens to secure all or part of the cost of acquisition, construction, development or improvement of the underlying property, or to secure Indebtedness incurred to provide funds for any such purpose (including purchase money security interest or money mortgage on real or personal property), provided that the commitment of the creditor to extend the credit secured by any such Lien shall have been obtained not later than 24 months after the later of (a) the completion of the acquisition, construction, development or improvement of such property or (b) the placing in operation of such property or of such property as so constructed, developed or improved; (vi) Liens on any property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying property, whether directly or indirectly, by way of share disposition or otherwise, provided that the Company must have disposed of such property within 180 days after the creation of such Liens and that any Indebtedness secured by such Liens shall be without recourse to the Company or any Subsidiary; (vii) Liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments;
(viii) Liens to secure Indebtedness on any Principal Property of joint ventures which constitute Principal Subsidiaries in which the Company or a Principal Subsidiary has an interest, to the extent such Liens are on property or assets of, or equity interests in, such joint ventures; and (ix) any extension, renewal, replacement or refunding of any Lien existing on the date of the Senior Indenture or referred to in clauses (i) to (iii) or (v), provided that the principal amount of Indebtedness secured thereby and not otherwise authorized by clauses (i) to (iii) or (v) shall not exceed the principal amount of Indebtedness, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding. (Section 1008)

  Limitation on Sale and Leaseback Transactions

     The Senior Indenture provides that the Company may not, and may not permit any Principal Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Principal Property, unless, either (i) the Company or such Principal Subsidiary would be entitled to issue, assume or guarantee Indebtedness secured by a Lien on such Principal Property without equally and ratably securing the outstanding Senior Debt Securities under the Senior Indenture; (ii) the Company or such Principal Subsidiary applies, within 180 days after the effective date of such Sale and Leaseback Transaction, an amount equal to the Net Available Proceeds therefrom to (A) the acquisition of one or more Principal Properties or (B) to the retirement of the Senior Debt Securities or the repayment of other Indebtedness of the Company or a Principal Subsidiary (other than such Indebtedness owned by the Company or a Principal Subsidiary) which, in the case of such Indebtedness of the Company, is not subordinate and junior in right of payment to the prior payment of the Senior Debt Securities; or (iii) after giving effect thereto, the sum of (A) the principal amount of Indebtedness secured by all Liens incurred after the date of the Senior Indenture and otherwise prohibited by the Senior Indenture and (B) the Attributable Value of all Sale and Leaseback Transactions entered into after the date of the Senior Indenture and otherwise prohibited by the Senior Indenture does not exceed 10% of Consolidated Net Tangible Assets of the Company. The foregoing restrictions will not apply to (x) a Sale and Leaseback Transaction providing for a lease for a term, including any renewal thereof, of not more than three years, by the end of which term it is intended that the use of such Principal Property by the lessee will be discontinued; (y) a Sale and Leaseback Transaction between the Company and a Principal Subsidiary or between Principal Subsidiaries; (z) a Sale and Leaseback Transaction between the Company or a Principal Subsidiary and a joint venture in which the Company or a Principal Subsidiary has an interest. (Section 1009)

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Senior Indenture. Reference is made to the Senior Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

     "Attributable Value" in respect of any Sale and Leaseback Transaction means, as of the time of determination, the lesser of (i) the sale price of the Principal Property so leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease included in such Sale and Leaseback Transaction and the denominator of which is the base term of such lease, and (ii) the total obligation (discounted to present value at the highest rate of interest specified by the terms of any series of Debt Securities then Outstanding compounded semi-annually) of the lessee for rental payments (other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the base term of the lease included in such Sale and Leaseback Transaction.

     "Consolidated Net Tangible Assets" of the Company means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any indebtedness for money borrowed having a maturity of less than 12 months from the date of the most recent consolidated balance sheet of the Company but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower) and (b) all goodwill, trade names, patents, unamortized debt discount and expense and any other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and computed in accordance with generally accepted accounting principles.

     "Indebtedness" of any Person means (without duplication), with respect to any Person, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person and (iv) every obligation of the type referred to in clauses (i) through (iii) of another Person the payment of which such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise (but only, in the case of clause (iv), to the extent such Person has guaranteed or is responsible or liable for such obligations).

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Net Available Proceeds" from any Sale and Leaseback Transaction by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of Indebtedness or obligations relating to the properties or assets that are the subject of such Sale and Leaseback Transaction or received in any other noncash form) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Sale and Leaseback Transaction; (ii) all payments made by such Person or its Subsidiaries on any Indebtedness which is secured in whole or in part by any such properties and assets in accordance with the terms of any Lien upon or with respect to any such properties and assets or which must, by the terms of such Lien, or in order to obtain a necessary consent to such Sale and Leaseback Transaction or by applicable law, be repaid out of the proceeds from such Sale and Leaseback Transaction; and (iii) all distributions and other payments made to minority interest holders in Subsidiaries of such Person or joint ventures as a result of such Sale and Leaseback Transaction; provided, however, that for purposes of clause (ii) of "Limitations on Sale and Leaseback Transactions", the amount of Net Available Proceeds to be applied to any acquisition of Principal Properties or retirement of Debt Securities or other Indebtedness shall be reduced by an amount equal to the sum of (A) an amount equal to the redemption price with respect to such Debt Securities delivered within 180 days after the effective date of such Sale and Leaseback Transaction to the Trustee for retirement and cancellation and (B) the principal amount, plus any premium or fee paid in connection with a redemption in accordance with the terms, of such other Indebtedness voluntarily retired by the Company within such 180-day period, excluding in each case retirements pursuant to mandatory sinking fund or prepayment provisions and payments at maturity.

     "Principal Property" means any real property or any permanent improvement thereon owned by the Company or any of its Subsidiaries including, without limitation, any office, store, warehouse, manufacturing facility or plant or any portion thereof, and any equipment located at or comprising a part of any such property, having a net book value, as of the date of determination, in excess of 1% of Consolidated Net Tangible Assets of the Company.

     "Principal Subsidiary" means any Subsidiary which owns any Principal Property.

     "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any Principal Property that, more than 12 months after (i) the completion of the acquisition, construction, development or improvement of such Principal Property or (ii) the placing in operation of such Principal Property or of such Principal Property as so constructed, developed or improved, has been or is being sold, conveyed, transferred or otherwise disposed of by such Person to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender on the security of such Principal Property. The term of such arrangement, as of any date (the "measurement date"), shall end on the date of the last payment of rent or any other amount due under such arrangement on or prior to the first date after the measurement date on which such arrangement may be terminated by the lessee, at its sole option without payment of a penalty.

     "Subsidiary" of any Person means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof.

RESTRICTIONS ON MERGER AND SALE OF ASSETS; SUBSIDIARY GUARANTEES

     The Indentures provide that the Company may not consolidate with or merge into any other Person or convey, transfer or lease its property and assets substantially as an entirety to any Person (other than to one or more Wholly Owned Subsidiaries of the Company), and the Company may not permit any Person to merge into or consolidate with the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless (i) any successor or purchaser is a corporation, partnership, limited liability company or trust organized under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Debt Securities under a supplemental Indenture; (ii) immediately after giving effect to the transaction no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing; (iii) if, in the case of the Senior Indenture, as a result of any such transaction, property or assets of the Company or any Principal Subsidiary would become subject to a Lien which would not be permitted by the limitation on Liens contained in the Senior Indenture, the Company or, if applicable, the successor to the Company, as the case may be, shall take such steps as shall be necessary effectively to secure the Senior Debt Securities issued under the Senior Indenture equally and ratably with Indebtedness secured by such Lien; and (iv) certain other conditions are met. (Section 801). Upon any consolidation or merger into any other Person or any conveyance, transfer or lease of the Company's assets substantially as an entirety to any Person (other than to one or more Wholly Owned Subsidiaries of the Company), the successor Person shall succeed to, and be substituted for, the Company under the Indentures, and the Company, except in the case of a lease, shall be relieved of all obligations and covenants under the Indentures and the Debt Securities to the extent it was the predecessor Person. (Section 802)

     If the Company conveys, transfers or leases its properties and assets substantially as an entirety, in one transaction or a series of related transactions, to one or more Wholly Owned Subsidiaries of the Company, then the Company shall (a) cause such Wholly Owned Subsidiary or Wholly Owned Subsidiaries, as the case may be, to execute and deliver to the Trustee a supplemental indenture in form and substance reasonably satisfactory to the Trustee pursuant to which such Wholly Owned Subsidiary or Wholly Owned Subsidiaries shall unconditionally guarantee all of the Company's payment obligations under the Indentures and the Debt Securities on the terms set forth in such supplemental indenture (which guarantee, in the case of Subordinated Debt Securities, shall be subordinate to any guarantee granted by such subsidiary guarantor in respect to Senior Indebtedness of the Company or indebtedness of such Wholly Owned Subsidiary which is of the type contemplated by the definition of Senior Indebtedness) and which guarantee shall provide that
(i) if one or more of such Wholly Owned Subsidiaries, in one transaction or a series of related transactions, thereafter conveys, transfers or leases properties and assets which, if owned by the Company, would constitute all or substantially all of the properties and assets of the Company and its Subsidiaries (determined on a consolidated basis), such conveyance, transfer or lease shall be deemed to be a conveyance, transfer or lease by the Company of its properties and assets substantially as an entirety for purposes of Section 801 and (ii) such guarantee shall be released and discharged in full if and when all of the issued and outstanding shares of Voting Stock of the Wholly Owned Subsidiary are sold, directly or indirectly, by the Company or another Wholly Owned Subsidiary of the Company to any Person (other than the Company or another Wholly Owned Subsidiary of the Company), (b) deliver to the Trustee an Opinion of Counsel reasonably satisfactory to the Trustee that such supplemental indenture has been duly executed and delivered by each subsidiary guarantor and
(c) comply, and cause such Wholly Owned Subsidiary to comply, with any applicable securities laws.

     The guarantee by a subsidiary guarantor may be subject to avoidance by a bankruptcy trustee or debtor in possession as a fraudulent conveyance under Title 11 of the United States Code (the "Bankruptcy Code") or applicable state fraudulent conveyance statutes or by a creditor of a subsidiary guarantor under applicable state fraudulent conveyance statutes. In the event that such subsidiary guarantor becomes a debtor under the Bankruptcy Code within one year of the delivery of the guarantee and was insolvent, rendered insolvent or left with unreasonably small working capital, a court may void the guarantee as a fraudulent conveyance if the court finds that the subsidiary guarantor received less than reasonably equivalent value in exchange for the guarantee. Even if there is no proceeding commenced under the Bankruptcy Code, if the subsidiary guarantor is insolvent, rendered insolvent or left with unreasonably small working capital at the time the guarantee is delivered or as a result thereof, a court may, at the request of a creditor of the subsidiary guarantor, void the guarantee as a fraudulent conveyance if the court finds that the subsidiary guarantor received less than reasonably equivalent value in exchange for the guarantee. In either event, a court may set aside the guarantee and order the recovery of any payments made by the subsidiary guarantor during the applicable statutory period -- one year under the Bankruptcy Code and varying periods under state law depending upon which state's law applies. The statute of limitations applicable to fraudulent conveyance statutes are as long as six years in some states.

     Generally, under the definition provided in the Bankruptcy Code, the subsidiary guarantor would be considered insolvent if the sum of the subsidiary guarantor's debts, including contingent liabilities, was greater than the value of its assets at a fair valuation. State fraudulent conveyance statutes differ but generally define insolvent to mean the fair saleable value of assets being less than probable liabilities. The Bankruptcy Code and state fraudulent conveyance statutes do not define what constitutes inadequate working capital. Generally, courts have found companies to have inadequate working capital if the company has insufficient current assets with which to satisfy current liabilities as they mature in the ordinary course.

EVENTS OF DEFAULT

     Unless otherwise specified in the Prospectus Supplement relating to a particular series of Debt Securities, the following events are defined in the Indentures as "Events of Default" with respect to Debt Securities of any series:
(a) failure to pay principal (including any sinking fund payment) of (or premium, if any, on) any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to perform any other covenant or agreement of the Company under the Indenture (other than a covenant the performance of which is dealt with specifically elsewhere in the Indenture or which has been included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Indentures; (d) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company (including a default with respect to Debt Securities of any series other than that series) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company, which default shall have resulted in indebtedness in excess of $25 million becoming declared due and payable prior to the date on which it would otherwise have become due and payable if such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within 30 days after written notice as provided in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization; and (f) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

     Except as defined in the Prospectus Supplement relating thereto and except as specified in clauses (d) and (e) of the preceding paragraph, no Event of Default with respect to Debt Securities of a particular series shall necessarily constitute an Event of Default with respect to Debt Securities of any other series. (Section 501) The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series shall have the right, subject to such provisions for indemnification of the Trustee, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture or exercising any trust or power conferred on the Trustee with respect to Debt Securities of that series. (Section 512)

     If an Event of Default (other than an Event of Default specified in clause
(e) of the second preceding paragraph) with respect to Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series may, by a notice in writing to the Company (and to the Trustee if given by the Holders), declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately; provided, however, that under certain circumstances the Holders of a majority in aggregate principal amount of Outstanding Debt Securities of that series may rescind or annul such declaration and its consequences. (Section 502) If an Event of Default specified in clause (e) of the second preceding paragraph occurs, the Outstanding Debt Securities automatically will become immediately payable without any declaration or other act on the part of the Trustee or any Holder. (Section 502) For information as to waiver of defaults, see "Modification and Waiver" herein.

     Reference is made to the Prospectus Supplement relating to any series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to the principal amount of such Original Issue Discount Securities due on acceleration upon the occurrence of an Event of Default and the continuation thereof.

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of the same series shall have made written request, and offered reasonable indemnity to the Trustee, to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of the same series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of any Debt Security for enforcement of payment of the principal of (or premium, if any) or interest, if any, on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

     Subject to the provisions of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), the Trustees will be under no obligation to exercise any of the rights or powers under the Indentures at the request of any of the Holders of Debt Securities unless they shall have offered to such Trustee security or indemnity in form and substance reasonably satisfactory to such Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request. (Section 603)

     The Company will be required to furnish to the Trustees annually a statement by certain officers of the Company as to whether the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indentures. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indentures may be made by the Company and the Trustees, with the consent of the Holders of not less than a majority of principal amount of each series of the Outstanding Debt Securities of each series affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Outstanding Debt Security affected thereby: (a) change the Stated Maturity of the principal of or any installment of principal or interest, if any, on any such Debt Security; (b) reduce the principal amount of or the interest rate, if any, on any such Debt Security or the principal amount due upon acceleration of an Original Issue Discount Security; (c) adversely affect any right of repayment at the option of the Holder of any such Debt Security; (d) reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation; (e) change the place or currency of payment of principal of (or premium, if any) or the interest, if any, on any such Debt Security; (f) impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security on or after the Stated Maturity (or, in the case of redemption, on or after the Redemption Date); (g) modify the subordination provisions in a manner adverse to the Holders of the

Subordinated Debt Securities; (h) reduce the percentage of the principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is necessary to modify or amend the Indenture; or (i) modify the foregoing requirements or reduce the percentage of Outstanding Debt Securities necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

     The holders of at least a majority of the aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all Holders of that series, waive compliance by the Company with certain restrictive provisions of the Indenture and waive any past default under the Indenture, except a default in the payment of principal, premium or interest or in the performance of certain covenants. (Sections 101 and 513)

     The Indentures provide that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities of any series have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, (i) the principal amount of an Original Issue Discount Debt Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date; (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security; and (iii) the principal amount of a Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the United States dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for which payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101) For purposes of the Indenture, the Debt Securities of any series "Outstanding" thereunder are deemed to exclude persons that control, are controlled by or are under common control with the Company; provided that any Person which is a registered investment advisor or an Affiliate thereof and which owns 15% or less of the outstanding voting stock of the Company will not be deemed to control the Company. (Section 101)

     Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indentures, in the manner and subject to the limitations provided in the Indentures. In certain limited circumstances, the Trustees will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indentures provide, unless such provision is made inapplicable to the Debt Securities of any series pursuant to Section 301 of the Indentures (which will be indicated in the Prospectus Supplement applicable thereto), that the Company may elect either (A) to defease and be discharged from any and all obligations with respect to such Debt Securities then outstanding (except for the obligations to exchange or register the transfer of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, and to hold monies for payments in trust) ("defeasance"), or (B) to be released from its obligations with respect to such Debt Securities concerning certain restrictions described under "Restrictions on Merger and Sale of Assets" (Section 801) and any other covenants applicable to such Debt Securities which are subject to covenant defeasance ("covenant defeasance"), and the occurrence of an event described in clauses (c), (d) and (e) under "Events of Default" (and any covenants determined, pursuant to Section 301 of the Indenture, to be subject to covenant defeasance) shall no longer be an Event of Default, in each case, upon the irrevocable deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money, and/or U.S. Government Obligations (as defined in the Indentures) which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest, if any, on such Debt Securities, on the scheduled due dates therefor. Such a trust may only be established if, among other things, (i) the Company has delivered to the Trustee an opinion of counsel (as specified in the Indentures) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, (ii) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit and (iii) certain other customary conditions precedent are satisfied. In the case of defeasance under clause (A) above, the opinion of counsel referred to in clause (i) above must refer to and be based on a ruling of the Internal Revenue Service issued to the Company or published as a revenue ruling or on a change in applicable Federal income tax law, in each case after the date of the Indenture. (Article Thirteen)

     The Company may exercise the defeasance option with respect to such Debt Securities notwithstanding its prior exercise of the covenant defeasance option. If the Company exercises the defeasance option, payment of such Debt Securities may not be accelerated because of an Event of Default. If the Company exercises the covenant defeasance option, payment of such Debt Securities may not be accelerated by reference to the covenants noted under clause (B) above. In the event the Company omits to comply with the remaining obligations with respect to such Debt Securities under the Indenture after exercising its covenant defeasance option and such Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default, because the required deposit in the defeasance trust is based upon scheduled cash flows, rather than market values, which will vary depending on prevailing interest rates and other factors. However, the Company will remain liable in respect of such payments. (Article Thirteen)

     The Prospectus Supplement may further describe the provisions, if any, applicable to defeasance or covenant defeasance with respect to the Debt Securities of a particular series.

SUBORDINATION

     Unless otherwise set forth in the applicable Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

     The payment of the principal of, premium, if any, and interest on, and the redemption or repurchase of the Subordinated Debt Securities will be subordinated in right of payment to the extent set forth in the Subordinated Indenture to the prior payment in full of the principal of, premium, if any, and interest on all Senior Indebtedness of the Company. "Senior Indebtedness" is defined to mean (a) all indebtedness of the Company, including the principal of, premium, if any, and interest on such indebtedness, whether outstanding currently or hereafter created, (i) for borrowed money, (ii) for money borrowed by others and guaranteed, directly or indirectly, by the Company, (iii) constituting purchase money indebtedness for the payment of which the Company is directly or contingently liable, (iv) constituting reimbursement obligations under bank letters of credit, (v) under interest rate and currency swaps, caps, floors, collars or similar agreements or arrangements intended to protect the Company against fluctuations in interest or currency exchange rates, or (vi) under any lease of any real or personal property, which obligations are capitalized on the Company's books, unless by the terms of the instrument creating or evidencing such indebtedness it is provided that such indebtedness is not superior in right of payment to the Subordinated Debt Securities or to other indebtedness which is pari passu with, or subordinated to, the Subordinated Debt, and (b) any modifications, refundings, deferrals, renewals or extensions of any such Senior Indebtedness, or securities, notes or other evidences of indebtedness issued in exchange for such Senior Indebtedness. (Sections 1401 and 1402)

     No payment on account of principal, of premium, if any, or interest on, or redemption, repurchase or defeasance of, the Subordinated Debt Securities may be made by the Company if there is a default in the payment of principal of, premium, if any, sinking funds or interest (including a default under any purchase or redemption obligation) with respect to any Senior Indebtedness or if any other event of default with respect to any Senior Indebtedness, permitting the holders thereof to accelerate the maturity thereof, shall have occurred and shall not have been cured or waived or shall not have ceased to exist after written notice to the Company and the Trustee by any holder of Senior Indebtedness. Upon any acceleration of the principal amount due on the Subordinated Debt Securities or any payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all principal of premium, if any, sinking fund and interest due or to become due upon all Senior Indebtedness must be paid in full before the Holders of the Subordinated Debt Securities are entitled to receive any payment. By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders of the Subordinated Debt Securities, and such subordination may result in a reduction or elimination of payments to the Holders of the Subordinated Debt Securities. (Section 1402)

     The Subordinated Indenture does not limit the Company's ability to incur Senior Indebtedness or any other indebtedness. The Senior Debt Securities, if and when issued, will constitute Senior Indebtedness.

     The principal amount of outstanding Senior Indebtedness was approximately $165 million at July 5, 1997. The applicable Prospectus Supplement will set forth the aggregate amount of outstanding Senior Indebtedness as of the most recent practicable date.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest payment. (Section 307)

     Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Trustee in New York City will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities of each series.

     Any other Paying Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each place of payment for the Debt Securities of a particular series. (Section 1002)

     All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such Debt Security thereafter may look only to the Company for payment thereof. (Section 1003)

GLOBAL SECURITIES

     Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Security will be registered in the name of a Depositary or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or a nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indentures.

     Notwithstanding any provision in the Indentures or any Security described herein, no Global Security may be exchanged in whole or in part for Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be a clearing agency registered under the Exchange Act, (ii) there shall have occurred and be continuing an Event of Default with respect to the Securities represented by such Global Security or
(iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305)

     As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Indentures. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificate Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Indentures. All payments of principal of and premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer interests in a Global Security.

     Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participant on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     Beneficial interests in a Global Security will trade in the Depositary's same-day funds settlement system, in which secondary market trading activity in those beneficial interests would be required by the Depositary to settle in immediately available funds. Also, settlement for purchases of beneficial interests in a Global Security upon the original issuance thereof will be required to be made in immediately available funds.

THE TRUSTEE

     The Trustee may be deemed to have a conflicting interest and may be required to resign as Trustee if at the time of a default under the Indenture it is a creditor of the Company.

GOVERNING LAW

     The Indentures and the Debt Securities are governed by and shall be construed in accordance with the laws of the State of New York. (Section 112)

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to other purchasers or through agents.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

     Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act.

                        VALIDITY OF THE DEBT SECURITIES

     Unless otherwise specified in the applicable Prospectus Supplement, the validity of the Offered Debt Securities will be passed upon for the Company by Hale and Dorr LLP, Boston, Massachusetts, and for any underwriters or agents by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The financial statements of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended February 1, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference, in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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

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
=============================================================================
     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                            PAGE
                                            ----
The Company..............................    S-3
Use of Proceeds..........................    S-6
Ratio of Earnings to Fixed Charges.......    S-6
Capitalization...........................    S-7
Selected Consolidated Financial
  Information............................    S-8
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   S-10
Description of Notes.....................   S-15
Underwriting.............................   S-16

                                   PROSPECTUS

Available Information......................    2
Incorporation of Certain Information by
  Reference................................    2
The Company................................    3
Use of Proceeds............................    3
Ratio of Earnings to Fixed Charges.........    3
Description of Debt Securities.............    4
Plan of Distribution.......................   16
Validity of the Debt Securities............   16
Experts....................................   16

=============================================================================

=============================================================================

                                  $200,000,000

                                 STAPLES, INC.

                                    % SENIOR NOTES
                            DUE               , 2007


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                                [LOGO:STAPLES]

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                              GOLDMAN, SACHS & CO.
                             CHASE SECURITIES INC.
                            PAINEWEBBER INCORPORATED
                               SMITH BARNEY INC.
=============================================================================